UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                           Hirsch International Corp.
                                (Name of Issuer)

                       Common Stock (Class A and Class B)
                         (Title of Class of Securities)

                                   433550 10 0
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                       13G


CUSIP No.  433550 10 0                                 Page  2  of  5  Pages



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Paul Levine

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                           (b)  [ ]


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA


NUMBER OF       5  SOLE VOTING POWER
SHARES
BENEFICIALLY       1,220,290 (256,559 Class A and 963,731 Class B)
OWNED BY
EACH
REPORTING
PERSON
WITH            6  SHARED VOTING POWER

                   328,128 (128,128 Class A and 200,000 Class B)

                7      SOLE DISPOSITIVE POWER

                       1,220,290 (256,559 Class A and 963,731 Class B)
                8      SHARED DISPOSITIVE POWER

                                   328,128 (128,128 Class A and 200,000 Class B)

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,220,290

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [x]

    Excludes an aggregate of 328,128 shares owned by his wife and trusts created for the benefit of his minor children, as to which beneficial ownership is disclaimed.

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11.3%

12  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            Hirsch International Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            200 Wireless Boulevard, Hauppauge, New York 11788

Item 2(a).  Name of Person Filing:

            Paul Levine

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            200 Wireless Boulevard, Hauppauge, New York 11788

Item 2(c).  Citizenship:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            433550  10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.  As of December 31, 1996:

            (a)  Amount beneficially owned:
                 1,548,418 (384,687 of Class A and 1,163,731 of Class B)*

            (b)  Percent of class:   7.2% (Class A); 42.6% (Class B)

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or direct the vote:
                       1,220,290 (256,559 of Class A and 963,731 of Class B)*

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



                 (ii)  Shared power to vote or direct the vote:
                       328,128 (128,128 of Class A and 200,000 of Class B)*

                 (iii) Sole power to dispose or direct the disposition of:
                       1,220,290 (256,559 of Class A and 963,731 of Class B)*

                 (iv)  Shared power to dispose or direct the disposition of:
                       328,128 (128,128 of Class A and 200,000 of Class B)*

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent
            Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable


     *The Company's Common Stock consists of 23,000,000 shares of Common Stock designated as either Class A Common Stock or Class B Common Stock. Holders of record of either Class A or Class B Common Stock are entitled to one vote on all matters other than the election of directors, where the holders of the Class B
Common Stock are entitled to elect two-thirds of the directors and the holders of Class A Common Stock are entitled to elect one-third of the directors.




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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 13, 1997


                                        \s\ Paul Levine
                                        ------------------------------
                                        Paul Levine



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